Filed by Ensco plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atwood Oceanics, Inc.

Commission File Number: 001-13167

Ensco plc 6 Chesterfield Gardens London, England W1J 5BQ www.enscoplc.com	Press Release

Ensco plc Reaffirms Strategic and Financial Rationale of Transaction and

Clear Long-Term Value Creation Opportunity for Shareholders

Proxy Advisory Firm Glass Lewis Recommends Ensco plc Shareholders
Vote “FOR” Acquisition of Atwood Oceanics

LONDON, Sep. 22, 2017 — Ensco plc (NYSE: ESV) (“Ensco” or the “Company”) today announced that leading independent proxy advisory firm Glass Lewis (“Glass Lewis”), has recommended that Ensco shareholders vote “FOR” the proposed all-stock transaction with Atwood Oceanics, Inc. (NYSE: ATW) (“Atwood”) at the company’s upcoming general meeting of shareholders on 5 October 2017.

In making its recommendations, Glass Lewis noted*:

•                  “…we find that the proposed transaction appears strategically reasonable and, on balance, financially acceptable from the perspective of Ensco and its shareholders.”

•                  “We recognize that the offshore drilling industry would likely benefit from consolidation and that, in this regard, Ensco has taken a proactive approach to reviewing a range of opportunities, including the potential acquisition of assets and larger scale transaction.”

•                  “Strategically, the proposed transaction would create a larger offshore drilling company with a broader portfolio of assets and greater scale. Atwood and Ensco currently have limited customer overlap and the combined company would have a broader and more diversified customer base as well as a diversified geographic profile.”

•                  “The combined company is expected to benefit from approximately $65 million of pre-tax annual cost savings, a majority of which are expected to be achieved in 2018, with the full amount expected to be realized on a run-rate basis by 2019.”

•                  “Moreover, the combined company would have a strong balance sheet and a reasonable leverage profile, in our view, with a pro forma net debt to capitalization ratio of 29% as at March 31, 2017.”

•                  “Overall, we see no cause for significant shareholder concern with the strategic rationale of the proposed transaction, which will combine the complementary operations and assets of Atwood and Ensco, providing greater scale and opportunities to achieve meaningful synergies, in our view.”

Carl Trowell, Ensco President and Chief Executive Officer, stated: “We are pleased that Glass Lewis recognizes the compelling strategic and financial merits of Ensco’s acquisition of Atwood and has urged shareholders to support this combination.  We believe the offshore drilling sector is entering a recovery phase following an extended downturn and that now is the time to make counter-cyclical investments in the highest-specification assets to generate long-term shareholder value.

We are already seeing asset pricing for these rigs begin to inflect and, going forward, we believe the pricing of these assets will increase sharply given the limited number of these rigs in the global supply as well as fierce competition from other drillers looking to purchase highest-quality assets at all-time cyclical lows.”

“By adding Atwood now, at a key juncture in the market cycle, we are acquiring high-quality assets at a compelling price reflecting cyclical lows, furthering our ability to meet increasing customer demand and strengthening our competitive position, which coupled with significant expected synergies, will generate meaningful, long-term value for our shareholders.  With Atwood, we will become a larger company, with a higher-quality rig fleet, which will greatly improve our access to liquidity and provides us with additional financial flexibility at a pivotal point in the market recovery.  As we move through the next stage of the market cycle, we will continue to make disciplined capital deployment decisions that preserve our financial strength and flexibility and best position Ensco in the offshore recovery.”

“Since announcing the merger, Ensco has engaged with many shareholders and we are pleased with the support we have received for the transaction and the recognition of the significant value this acquisition will create.  We look forward to the general meeting of shareholders on 5 October as we work towards completing the transaction and fully realizing the benefits that Atwood brings to the combined company.”

Ensco notes that the acquisition of Atwood will create a financially strong global offshore drilling leader with a wide range of fleet capabilities, a diverse client base and a global footprint spanning six continents with operations in nearly every major deep- and shallow-water basin.

•                  Ongoing prudent financial management and capital deployment by Ensco leadership and the Board of Directors, who have a history of making sound strategic capital decisions to best position the Company through various stages of the market cycle.

•                  Ensco’s targeted investments in technology and innovation that improve the Company’s processes, systems and intellectual property, giving Ensco a competitive advantage in the offshore recovery.

•                  Ensco’s continuous drive toward industry-leading safety and operational excellence, which position the Company well to continue delivering high levels of performance to customers.

•                  The enhancement of Ensco’s fleet with the addition of Atwood’s best-in-class assets at attractive, below-market values, which further Ensco’s ability to meet increasing customer demand for high-specification assets.

•                  Significant shareholder value creation opportunities from the acquisition, which is expected to generate double-digit accretion for Ensco shareholders and total synergies that create more than $500 million of present value at a 10% discount rate.

•                  A strong pro forma balance sheet with financial flexibility and sufficient liquidity to cover debt maturities through 2024.

•                  A disciplined approach to the acquisition by Ensco’s management and Board of Directors, who participated in a competitive process, with the premium at the time of the offer less than 10% higher than the market value of the competing bid.

The Company also acknowledged the report recently issued by proxy advisory firm Institutional Shareholder Services (“ISS”) regarding the proposed all-stock transaction with Atwood.  The company firmly believes that ISS reached the wrong conclusion in failing to recommend that shareholders vote “FOR” the transaction.  Even ISS, in its report, recognized the logic of the combination, noting*:

•                  “…the transaction is a model opportunity (what could perhaps be called ‘opportunistically strategic’) that achieves two ends at once—a deep value bet with limited downside and an embedded option on full market recovery, plus a strategic fit that defends and/or extends Ensco’s competitive position.”

•                  “The quality of the Atwood assets is indeed recognized across the industry.  Not only that, their strategic fit with Ensco’s current fleet is also apparent, as both companies have blended fleets of moderate depth jackups and highspec, ultra-deepwater drillships.”

•                  “Ensco is presenting a deal during the most severe downturn in the industry in the last several decades.  From that perspective, the timing of the transaction seems appropriate.”

Ensco notes that the ISS report highlights the potential market conditions surrounding the transaction and cites the proposed acquisition of Atwood as a “model opportunity”.  However, ISS appears to have disregarded both Ensco and third-party views on the market outlook and the competitive dynamics moving forward.  Instead, ISS has substituted its subjective judgement for rigorous assessment of the market by Ensco’s Board of Directors and management, while failing to include and inconsistently applying information throughout their analysis. Ensco has consistently cited the increasing consolidation within the industry; stabilizing breakeven levels on offshore projects; increasing confidence from major oil companies towards their offshore projects and improving utilization rates for the global rig fleet.  These points have also all been echoed by Ensco’s offshore drilling peers in recent months as well as by Glass Lewis.  Ensco believes investors will independently evaluate quantifiable factors related to market activity.

Ensco’s Board of Directors unanimously recommends that Ensco shareholders vote “FOR” the proposal to combine with Atwood in an all-stock transaction at the upcoming general meeting of shareholders, which is necessary to complete the acquisition.

Ensco’s general meeting of shareholders is scheduled to take place on 5 October 2017 at 3:00 p.m. (London time) at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, England.  All shareholders of record of Ensco’s common stock as of the close of business on 23 August 2017 will be entitled to vote their shares either in person or by proxy at the shareholder meeting.

Atwood’s 2017 special meeting of shareholders is scheduled for 5 October 2017.

As previously announced on 30 May 2017, Ensco and Atwood have entered into a definitive merger agreement under which Ensco will acquire Atwood in an all-stock transaction that was unanimously approved by each company’s board of directors.  Under the terms of the merger agreement, Atwood shareholders will receive 1.60 shares of Ensco for each share of Atwood common stock for a total value of $10.72 per Atwood share based on Ensco’s closing share price of $6.70 on 26 May 2017.  Upon close of the transaction, Ensco and Atwood shareholders will own approximately 69% and 31%, respectively, of the outstanding shares of Ensco plc.  There are no financing conditions for this transaction.  On 29 June 2017, Ensco and Atwood announced early termination of the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.  The company anticipates closing the transaction in the first week of October 2017.

Shareholders who have questions about the merger and/or the process to submit proxies or voting instructions may contact Ensco’s proxy solicitors, D.F. King at +1 (888) 626-0988 or MacKenzie Partners at +1 (800) 322-2885, or Atwood’s proxy solicitor, Innisfree M&A Incorporated at +1 (888) 750-5834.

Banks and Brokers may call collect at +1 (212) 269-5550 or +1 (212) 929-5500 for Ensco or +1 (212) 750-5833 for Atwood.  Copies of the proxy statement/prospectus and/or proxy card may be obtained from the respective proxy solicitors.

Shareholders of both companies are encouraged to read the proxy materials in their entirety as they provide, among other information, a discussion of the reasons behind the recommendation of each company’s board of directors that shareholders vote “FOR” the approvals necessary to complete the proposed merger.

*Permission to use quotations neither sought nor obtained

About Ensco

Ensco plc (NYSE: ESV) brings energy to the world as a global provider of offshore drilling services to the petroleum industry.  For more than 30 years, the Company has focused on operating safely and going beyond customer expectations.  Ensco is ranked first in total customer satisfaction in the latest independent survey by EnergyPoint Research - the sixth consecutive year that Ensco has earned this distinction.  Operating one of the newest ultra-deepwater rig fleets and a leading premium jackup fleet, Ensco has a major presence in the most strategic offshore basins across six continents.  Ensco plc is an English limited company (England No. 7023598) with its registered office and corporate headquarters located at 6 Chesterfield Gardens, London W1J 5BQ.  To learn more, visit our website at www.enscoplc.com.

Forward-Looking Statements

Statements included in this release regarding the proposed transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, financial performance, accretion to discounted cash flows, revenue growth, future dividend levels, credit ratings or other attributes of Ensco following the completion of the transaction and other statements that are not historical facts, are forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended). Forward-looking statements include words or phrases such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of Atwood, delays, costs and difficulties related to the transaction, market conditions, and Ensco’s financial results and performance following the completion of the transaction, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in the risk factors section and elsewhere in Ensco’s and Atwood’s Annual Report on Form 10-K for the year ended December 31, 2016 and September 30, 2016, respectively, and their respective other filings with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this release is as of the date of the release. Except as required by law, Ensco disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Important Additional Information Regarding the Transaction

In connection with the proposed transaction, Ensco has filed a registration statement on Form S-4, including a definitive joint proxy statement/prospectus of Ensco and Atwood, with the SEC.  INVESTORS AND SECURITY HOLDERS OF ENSCO AND ATWOOD ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  A definitive joint proxy statement/prospectus has been sent to security holders of Ensco and Atwood in connection with the Ensco and Atwood shareholder meetings.  Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other relevant documents filed by Ensco and Atwood with the SEC from the SEC’s website at www.sec.gov.  Security holders and other interested parties are also be able to obtain, without charge, a copy of the definitive joint proxy statement/prospectus and other relevant documents by directing a request by mail or telephone to either Investor Relations, Ensco plc, 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-430-4607, or Investor Relations, Atwood Oceanics, Inc., 15011 Katy Freeway, Suite 800, Houston, Texas 77094, telephone 281-749-7840.  Copies of the documents filed by Ensco with the SEC are available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.”  Copies of the documents filed by Atwood with the SEC are available free of charge on Atwood’s website at www.atwd.com under the tab “Investor Relations.”  Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Ensco and Atwood and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in Ensco’s proxy statement relating to its 2017 General Meeting of Shareholders and Atwood’s proxy statement relating to its 2017 Annual Meeting of Shareholders, as filed with the SEC on 31 March 2017 and 9 January 2017, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the definitive joint proxy statement/prospectus and other relevant documents regarding the transaction, which have been filed with the SEC.

No Offer or Solicitation

This release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Service of Process

Ensco is incorporated under the laws of England and Wales.  In addition, some of its officers and directors reside outside the United States, and some or all of its assets are or may be located in jurisdictions outside the United States.  Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against Ensco or its officers or directors on judgments of United States courts, including judgments based upon the civil liability provisions of the United States federal securities laws. It may not be possible to sue Ensco or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.

Investor & Media Contacts:

Nick Georgas, 713-430-4607

Director — Investor Relations and Communications

or

Tim Richardson, 713-430-4490

Manager — Investor Relations